

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Steven Litchfield
Chief Financial Officer
MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008

      Re: MaxLinear, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 1, 2023
           File No. 001-34666

Dear Steven Litchfield:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing